Consolidated Financial Statements

PLAINTREE SYSTEMS INC.

Second Quarter ended September 30, 2002

PLAINTREE SYSTEMS INC.
Consolidated Balance Sheets
(Unaudited)
(in Canadian dollars)

	September 30, 2002	March 31, 2002
	(unaudited)	(audited)

Current assets
Cash	$37,949	$432,831
Short-term investments	9,016	27,328
Trade accounts receivable	558,009	196,249
Investment tax credits receivable	156,000	246,000
Current portion of loans receivable		7,027
Due from related parties	19,302	36,878
Inventories	732,290	2,062,918
Prepaid expenses and advance contract payments	69,702	103,468

	1,582,268	3,112,699
Loans receivable	—	1,216
Capital assets, net	490,518	597,101

	$2,072,786	$3,711,016

Current liabilities
Due to related parties	$768,737	$400,000
Accounts payable and accrued liabilities	618,749	711,030
Deferred revenue	4,388	42,406

	1,391,874	1,153,436

Shareholders’ equity
Share capital
Series I, preferred shares (nil outstanding)	—	—
Series II, preferred shares (nil outstanding)	—	—
Common shares (90,221,634 outstanding; March 31, 2002 — 90,221,634)	97,561,140	97,561,140
Deficit	(96,433,153)	(94,556,485)
Accumulated foreign currency translation adjustment	(447,075)	(447,075)

	680,912	2,557,580

	$2,072,786	$3,711,016

PLAINTREE SYSTEMS INC.
Consolidated Statements of Operations and Deficit
(Unaudited)
(in Canadian dollars)

	Three Months	Three Months	Six Months	Six Months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2002	2001	2002	2001

Product revenue	$583,979	$143,731	$1,111,429	$686,702
Management service revenue	—	75,000	—	150,000

	583,979	218,731	1,111,429	836,702

Product costs	52,490	67,202	159,127	402,573
Management service costs	—	21,835	—	43,450

	52,490	89,037	159,127	446,023

Gross margin	531,489	129,694	952,302	390,679

Operating expenses
Sales and marketing	177,061	690,816	504,626	1,550,398
Finance and administration	119,707	230,232	226,124	398,204
Research and development	109,307	536,297	379,447	1,046,023
Notice Expense	225,336	—	225,336	—

	631,411	1,457,345	1,335,533	2,994,625

Loss from operations	(99,922)	(1,327,651)	(383,231)	(2,603,946)
Interest income (expense)	212	27,745	3,124	61,381
Other income (expense)	(1,492,058)	11,480	(1,496,561)	(120,485)

Net loss	(1,591,768)	(1,288,426)	(1,876,668)	(2,663,050)
Deficit, beginning of period	(94,841,385)	(88,608,183)	(94,556,485)	(87,233,559)

Deficit, end of period	$(96,433,153)	$(89,896,609)	$(96,433,153)	$(89,896,609)

Basic and fully diluted earnings per share	$(0.02)	$(0.02)	$(0.02)	$(0.03)

Weighted average number of shares	90,221,634	86,059,869	90,221,634	86,059,869

PLAINTREE SYSTEMS INC.
Consolidated Statements of Cash Flows
(Unaudited)
(in Canadian dollars)

	Three Months	Three Months	Six Months	Six Months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2002	2001	2002	2001

Operating
Net loss	$(1,591,768)	$(1,288,426)	$(1,876,668)	$(2,663,050)
Item not affecting cash:
Amortization	52,549	207,071	106,580	429,533
Write down of Inventory	1,485,175	—	1,485,175	—

	(54,044)	(1,081,355)	(284,913)	(2,233,517)
Changes in non-cash working capital items
Accounts receivable	(250,322)	436,415	(361,760)	176,478
Investment tax credits receivable	—	(50,000)	90,000	(50,000)
Due from related parties	18,152	56,458	17,577	61,083
Inventory	(107,681)	(466,057)	(154,547)	(680,762)
Prepaid expenses and advance contract payments	5,637	34,098	33,768	61,864
Due to related parties	288,737	—	368,737	—
Accounts payable and accrued liabilities	68,573	194,699	(92,281)	265,335
Obligations under BIA proposal	—	(280,183)	—	(280,183)
Deferred revenue	(21,519)	(8,763)	(38,018)	(30,943)

	(52,467)	(1,164,688)	(421,437)	(2,710,645)

Investing
Purchases of capital assets	—	(35,222)	—	(113,622)
Decrease (increase) in loans to related parties	4,103	6,486	8,243	12,859
(Increase) decrease in short-term investments	18,368	959,046	18,312	1,926,151

	22,471	930,310	26,555	1,825,388

Financing
Payment of capital lease obligations	—	(489)	—	(962)

Decrease in cash	(29,996)	(234,867)	(394,882)	(886,219)
Cash, beginning of period	67,945	1,120,621	432,831	1,771,973

Cash, end of period	$37,949	$885,754	$37,949	$885,754

PLAINTREE SYSTEMS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited)

1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles except that these interim consolidated financial statements do not provide full note disclosure. These interim consolidated financial statements are based upon accounting principles consistent with those used in the annual consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the fiscal 2002 Annual Report.

2.   GOING CONCERN

     The financial statements as of September 30, 2002 have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company’s ability to continue as a going concern because of the Company’s losses during the past year of $7,322,926 and net loss of $1,591,768 for the three months ended September 30, 2002 and an accumulated deficit of $96,433,153 at September 30, 2002. The Company’s continued existence is dependent upon its ability to raise additional capital, to increase sales, achieve profitability and the continued financial support of its largest shareholder and secured creditor, Targa.

     The Company believes that future sales of equity and certain sales-related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurances that the Company will achieve such results and to date the Company has not secured such funding either through an equity investment or strategic partnership. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

3.   RELATED PARTY TRANSACTIONS

     On June 27, 2002, the Company increased its credit facility as described in Note 3 from $450,000 to $600,000. The landlord for its Ottawa premises, Tidal Quality Management, a subsidiary of Targa Group Inc., has agreed to defer rental amounts owing and to allow such lease arrears ($151,262 at September 30, 2002) to grow until the earlier of January 2003 and when regular monthly payments resume. In exchange for this agreement, the Company has agreed to grant a collateral mortgage over its land and building property in Arnprior to the landlord as security for the lease arrears. The related balance of $151,262 has been reclassified to Due to Related Parties at September 30, 2002. Comparative prior period balances of $99,644 (March 31, 2002) and $122,953.20 (June 30, 2002) are shown in the Accounts Payable balances

4.   CREDIT FACILITY DUE TO RELATED PARTY

     The Company has in place an operating credit facility with a Company controlled by Targa Group Inc., the largest shareholder of the Company, under terms and conditions reflecting the prevailing market conditions at the time the credit facility was entered into. The credit facility is secured by a general security agreement covering all assets of the Company and expires on March 25, 2003. Under the terms of the credit facility, the Company can draw on this line of credit to a maximum of $600,000. As at September 30, 2002, the facility that bears interest at the Company’s bank’s prime rate plus 2%, amounted to $600,000. Interest expense of $17,475 has been recorded to date.

PLAINTREE SYSTEMS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited)

5.   SUBSEQUENT EVENT

     Effective, November 18, 2002, the Company has filed a Notice of Intention to make a proposal to creditors. The Board of Directors has appointed Doyle Salewski Inc as the trustee under this proposal.

6.   ACCOUNTING ESTIMATES

     For the period ended September 30, 2002 there was a revision to the inventory obsolescence provision. In November 2002, Plaintree announced a new modular design for its 500 series of products. A write down of the WAVEBRIDGE inventory for older design version revisions resulted in an increase to the obsolescence provision of $1,485,175.

     Plaintree has also made provision for liability of notice resulting from the May 2002 layoffs which is recorded at $225, 336 at September 30, 2002. This is shown as a separate line item (Notice Expense) under operating expenses.

7.   SEASONALITY

     The Company’s operations are not subject to significant seasonality.